UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Jonathan E. Marsh

Group U.S. Counsel

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

David J. Segre

Richard Cameron Blake

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 867652 406	13D
(1) NAMES OF REPORTING PERSONS Total S.A.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
59,976,682 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
59,976,682 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,976,682 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7%*
(14) TYPE OF REPORTING PERSON (see instructions) CO

* Percentages calculated based on 100,412,840 shares of Common Stock expected to be outstanding as of November 16, 2011, as reported by the Issuer in the Form 8-A filed with the Securities and Exchange Commission on November 16, 2011.

CUSIP No. 867652 406	13D
(1) NAMES OF REPORTING PERSONS Total Gas & Power USA, SAS
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
59,976,682 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
59,976,682 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,976,682 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7%*
(14) TYPE OF REPORTING PERSON (see instructions) CO

* Percentages calculated based on 100,412,840 shares of Common Stock expected to be outstanding as of November 16, 2011, as reported by the Issuer in the Form 8-A filed with the Securities and Exchange Commission on November 16, 2011.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on June 23, 2011, as amended on July 1, 2011 and November 21, 2011 (the “Filing”), by the Reporting Persons relating to the Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Items 4, 6 and 7 of the Filing are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following information at the end of such Item:

Tenesol Stock Purchase Agreement

On December 23, 2011, Issuer entered into a Stock Purchase Agreement with Purchaser and Total Energie Développement SAS, a société par actions simplifiée organized under the laws of the Republic of France (“TED”) (the “Tenesol Stock Purchase Agreement”), under which Issuer has agreed to acquire 100% of the equity interest of Tenesol from Purchaser.

The Tenesol Stock Purchase Agreement provides that, subject to the terms and conditions set forth therein, Issuer will purchase each outstanding share of common stock of Tenesol for cash (the “Tenesol Acquisition”). Issuer estimates that the total amount of funds required to purchase all of the outstanding shares of Tenesol and to pay related fees and expenses will be approximately $168.0 million, subject to any applicable withholding and transfer taxes. The Tenesol Acquisition will be financed with cash on hand and proceeds from the Private Placement (as defined below).

Issuer and Purchaser have made customary representations and warranties in the Tenesol Stock Purchase Agreement, and the respective obligations of Issuer and Purchaser to consummate the Tenesol Acquisition and the transactions contemplated thereby are subject to the satisfaction or waiver of customary closing conditions, including the successful closing of the Private Placement and the execution and delivery of the Master Agreement (as defined below).

The closing of the Tenesol Acquisition is expected to occur concurrently with the closing of the Private Placement, which is expected to occur in the first quarter of 2012.

Tenesol is a wholly-owned subsidiary of TED, although prior to closing of the Tenesol Acquisition TED will transfer ownership of Tenesol to Purchaser, an indirect wholly-owned subsidiary of Total. Tenesol is engaged in the business of devising, designing, manufacturing, installing and managing solar power production and consumption systems for farms, industrial and service sector buildings, solar power plants and private homes.

Private Placement Agreement

Contemporaneously with the execution of the Tenesol Stock Purchase Agreement, Issuer entered into a Private Placement Agreement with Purchaser (the “Private Placement Agreement”), under which Purchaser agreed to purchase, and Issuer agreed to issue and sell, subject to the satisfaction or waiver of specific conditions, 18.6 million shares of Common Stock for a purchase price of $8.80 per share, or an aggregate of $163,680,000.00 (the “Purchase Price”) in a transaction made in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Rule 506 of Regulation D (the “Private Placement”).

Pursuant to the terms of Issuer’s revolving credit agreement with Credit Agricole Corporate and Investment Bank, as administrative agent, and certain other financial institutions (the “Revolving Credit Facility”), Issuer is required to maintain a financial ratio of debt-to-EBITDA (as defined in the Revolving Credit Facility) not exceeding 4.5 to 1 at the end of each fiscal quarter, subject to a 50-day cure period (“Cure Period”). However, during any such Cure Period, Issuer is permitted to cure a covenant breach relating to the financial ratio covenant by exercising certain rights under the Revolving Credit Facility.

Issuer expects that the cash proceeds from the Private Placement will be sufficient to place Issuer in compliance with the debt-to-EBITDA ratio for the reporting period ending January 1, 2012. Issuer expects to use the proceeds of the Private Placement for general corporate purposes, working capital, the possible reduction of debt and possible future acquisitions, including the Tenesol Acquisition. Issuer’s primary purpose of the Private Placement, however, is to strengthen Issuer’s financial ratios and to mitigate any risk of a potential default under the Revolving Credit Facility.

The closing of the Private Placement Agreement is expected to take place in the first quarter of 2012.

Master Agreement

Contemporaneously with the execution of the Tenesol Stock Purchase Agreement and the Private Placement Agreement, Issuer entered into a Master Agreement with Purchaser and Total (the “Master Agreement”), under which Issuer and Purchaser agreed to a framework of transactions related to the Tenesol Acquisition and Private Placement Agreement, including transactions contemplated by the following agreements: (i) the Tenesol Stock Purchase Agreement; (ii) the Second Amendment to Credit Support Agreement (as defined below); (iii) the Second Amendment to Affiliation Agreement (as defined below); and (iv) the Private Placement Agreement. Additionally, Total has agreed to pursue several negotiations on additional agreements related to directly investing at least $24 million in Issuer’s R&D program over a multi-year period, purchase 10 megawatts (“MW”) of modules and develop a multi-megawatt project using Issuer’s C7 product.

Second Amendment to Credit Support Agreement

In connection with the Tenesol Acquisition, on December 12, 2011, Issuer entered into a second amendment to the Credit Support Agreement (the “Second Amendment to Credit Support Agreement”), dated April 28, 2011, with Total, as previously amended by the Amendment to Credit Support Agreement, dated as of June 7, 2011. Under the Second Amendment to Credit Support Agreement, among other things, the Maximum L/C Amount (as defined in the Credit Support Agreement) was increased to $725,000,000 effective December 12, 2011. The Second Amendment to Credit Support Agreement also permits a broader scope of letters of credit to be issued under the unsecured Total-guaranteed letter of credit facility, which will allow Issuer to transfer certain letters of credit (the “Transferred L/Cs”) from a cash collateralized letter of credit facility. Doing so will provide Issuer with access to an additional $140 million of previously restricted cash. If the Tenesol Acquisition is not completed by March 1, 2012, Issuer has agreed that the Transferred L/Cs would be terminated or transferred from the Total guaranteed facility.

Second Amendment to Affiliation Agreement

In connection with the Tenesol Acquisition, Issuer also entered into a second amendment to the Affiliation Agreement (the “Second Amendment to Affiliation Agreement”), dated April 28, 2011, with Purchaser, as previously amended by the Amendment to Affiliation Agreement, dated as of June 7, 2011 (the “Affiliation Agreement”). Under the Second Amendment to Affiliation Agreement, among other things, the amount of indebtedness permitted under the Affiliation Agreement without the approval of Purchaser as a stockholder was increased by removing from the definition of indebtedness contingent obligations under letters of credit and other surety instruments.

The description of the Tenesol Stock Purchase Agreement, the Private Placement Agreement, the Master Agreement, the Second Amendment to Credit Support Agreement and the Second Amendment to Affiliation Agreement included in this Item 4 is qualified in its entirety by reference to the full text of such agreements, copies of which are attached as Exhibits 13, 14, 15, 16 and 17 hereto and incorporated herein by reference.

Resignation	of Purchaser Director; Appointment of Purchaser Director.

Effective December 21, 2011, Reinhard Schneider resigned from the board of directors (“Board”) of Issuer. Mr. Schneider was nominated to the Board pursuant to the Affiliation Agreement. Pursuant to the Affiliation Agreement, six directors of Purchaser (each, a “Purchaser Director”), including Mr. Schneider, were elected to the Board on July 1, 2011.

Effective December 21, 2011, pursuant to the Affiliation Agreement, the Board appointed Jérôme Schmitt as a Purchaser Director to fill the vacancy created by Mr. Schneider’s resignation. Mr. Schmitt will serve as a Class I director, to serve until Issuer’s annual meeting of stockholders to be held in 2012.

Jérôme Schmitt has served as Total’s Group Treasurer since 2009. Before taking this position, Mr. Schmitt was Vice President, Investor Relations at Total for five years. Previous to that, he held other positions within the Total group, where he has been employed since 1992. Mr. Schmitt graduated as a Civil Mining Engineer from the Ecole Nationale Supérieure des Mines de Sainte-Etienne.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

Items 3, 4 and 5 and Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16 and 17 are incorporated herein by reference.

Other than the transactions contemplated by the Tender Offer Agreement, the Affiliation Agreement, the Registration Rights Agreement, the Tenesol Term Sheet, the Tenesol Stock Purchase Agreement, the Private Placement Agreement, the Master Agreement, the Second Amendment to Credit Support Agreement and the Second Amendment to Affiliation Agreement, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the persons listed on Schedule A and between such persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as an Exhibit.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement*

*	Filed herewith.

Exhibit Number	Description

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

13	Tenesol Stock Purchase Agreement, dated as of December 23, 2011, by and among Issuer, Purchaser and Total Energie Développement SAS, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

14	Private Placement Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

15	Master Agreement, dated as of December 23, 2011, by and among Purchaser, Total and Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

16	Second Amendment to Credit Support Agreement, dated as of December 12, 2011, by and between Total and Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

17	Second Amendment to Affiliation Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2011

TOTAL S.A.

By:	/s/ Jérôme Schmitt
Name: Jérôme Schmitt
Title: Treasurer

TOTAL GAS & POWER USA, SAS

By:	/s/ Arnaud Chaperon
Name: Arnaud Chaperon
Title: Chairman

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement*

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

13	Tenesol Stock Purchase Agreement, dated as of December 23, 2011, by and among Issuer, Purchaser and Total Energie Développement SAS, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

14	Private Placement Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

15	Master Agreement, dated as of December 23, 2011, by and among Purchaser, Total and Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

16	Second Amendment to Credit Support Agreement, dated as of December 12, 2011, by and between Total and Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

17	Second Amendment to Affiliation Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

*	Filed herewith.